[Letterhead of Jefferies Group, Inc.]
Jefferies Group, Inc.
520 Madison Avenue
New York, New York 10022
August 10, 2010
Via EDGAR — CORRES
Mr. Kevin Woody
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Jefferies Group, Inc. Form 10-K for the fiscal year ended December 31, 2009 Filed February 26, 2010 File Number 001-14947
Dear Mr. Woody:
     This letter confirms that we have received your letter dated July 27, 2010 containing comments regarding the Form 10-K for the fiscal year ended December 31, 2009 filed by Jefferies Group, Inc.
     We have reviewed the comments and requests for additional information and are in the process of preparing responses to each item raised and gathering the requested information. We hereby request an extension of time to prepare our response letter. We anticipate that we will file our response no later than August 25, 2010.
     Please feel free to contact the undersigned at 310-914-1373 with any questions.
Sincerely,
/s/ Roland T. Kelly
Roland T. Kelly
Assistant Secretary